Exhibit 99.1

N E W S        R E L E A S E

Siyata Mobile to Showcase Mission Critical PPT Solution with
CrisisGo at National School Safety Conference June 28-29

VANCOUVER, BC / ACCESSWIRE / June 21, 2023 / Siyata Mobile Inc. (Nasdaq:SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, today announced that it will host exhibitor’s booth #105 at NASRO 2023, a National School Safety Conference, on June 28 – June 29, 2023 at the JW Marriott Hotel in Indianapolis, Indiana.

NASRO 2023 marks the 33rd year that school leaders and school resource officers (SRO’s) are gathering to network and learn about innovative solutions that can strengthen security in schools.

Marc Seelenfreund, CEO of Siyata, stated, “School-based policing is the fastest growing area of law enforcement, and NASRO is a recognized leader in school-based officer training 1 . Our SD7 handset is designed for instant communication with an SOS panic button and when integrated with Crisis Go’s Emergency Management application, provides a simple, easy-to-use solution for immediate and seamless communication. We look forward to speaking with conference attendees about the critical role our Push-To-Talk solutions can play in helping law enforcement and school safety teams and SRO’s keep students and staff safe both in a time of crisis and through daily school operations.”

Jim Spicuzza, Chief Product Officer of CrisisGo, commented, “I am thrilled about our partnership with Siyata Mobile and the introduction of the SD7 Next Gen Panic button with Push to Talk functionality and the VK7 vehicle kit for buses. These innovative solutions not only enhance the safety and security of schools, but also provide a seamless communication system for immediate response during emergencies. We are dedicated to empowering schools with cutting-edge technology, and this collaboration further strengthens our commitment to creating safer learning environments for students and peace of mind for educators and parents.”

Rudy Perez, President of NASRO added, “I’m eagerly anticipating Siyata Mobile and CrisisGo’s joint solution presentation at NASRO this year, and I’m keen to discover how it’s revolutionizing school safety. Additionally, I’m thrilled to take part in their inaugural conference podcast.”

[1]	https://www.nasro.org/main/about-nasro/

About NASRO

The National Association of School Resource Officers (NASRO) is dedicated to making schools and children safer by providing the highest quality training to school-based law enforcement officers. NASRO, the world’s leader in school-based policing, is a not-for-profit organization founded in 1991 for school-based law enforcement officers, school administrators and school security and/or safety professionals who work as partners to protect schools and their students, faculty, and staff members.

About CrisisGo

CrisisGo builds easy-to-use software tools to empower people to take an active role in keeping themselves and others safe. Tools that shorten the distance between seeing something and doing something about it—because we believe speed is important to safety, prevention, and response.

CrisisGo is a leader in K-12 for over a decade, providing solutions to empower schools with real-time alerting, incident management, and parent notification features. CrisisGo constantly innovates to enhance K-12 security, partnering with educators and administrators to create safe and nurturing learning environments, and is redefining school safety for a brighter future in education.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next-generation Push-To-Talk over Cellular devices, cellular booster systems, and video monitoring solutions. Its portfolio of in-vehicle and rugged devices enables first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise-grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak, and within vehicles for the maximum cellular signal strength possible.

For its video monitoring system, Siyata integrates software that we license with off-the-shelf hardware providing our customers with an integrated advanced camera system for management and visual monitoring of their fleet vehicles.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA,” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”) and in subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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